

15047974

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section

FEB 27 2015

Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66577

$\mathcal{XKH}$ 3/11

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/1/14___ AND ENDING ___12/31/14___
　　　　　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Eze Castle Transaction Services LLC

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12 Farnsworth Street, 6th Floor
(No. and Street)

Boston　　　　　　　　　　MA　　　　　　　　　　02210
(City)　　　　　　　　　　(State)　　　　　　　　(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Giovanna Christofferson　　　　　　　　　　　　　617-316-1119
　　　　　　　　　　　　　　　　　　　　　　(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – if individual, state last, first, middle name)

Two Financial Center, 60 South Street　　Boston　　　　　MA　　　　02111
(Address)　　　　　　　　　　　　　　　(City)　　　　　(State)　　(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

$\mathcal{KH}$ 3/11

OATH OR AFFIRMATION

I, _David Quinlan_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Eze Castle Transaction Services LLC , as of _December 31st_ , 20 _14_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

President
Title

Jessica M. Auclair
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

<u>Jurat</u>

Commonwealth of Massachusetts

Suffolk County S.S.

On this 24th day of February, 2015, before me, the undersigned Notary Public, personally appeared David J. Quinlan, proved to me through satisfactory evidence of identification, which was my personal knowledge of his identity, to be the person who signed the attached document in my presence, and who swore or affirmed to me that the contents of the document are truthful and accurate to the best of his knowledge and belief.

Jessica M. Auclair

JESSICA M. AUCLAIR
Notary Public
Commonwealth of Massachusetts
My Commission Expires May 28, 2021

EZE CASTLE TRANSACTION SERVICES LLC
(A Wholly Owned Subsidiary of Eze Castle Software LLC)

Statement of Financial Condition

December 31, 2014

(With Report of Independent Registered Public Accounting Firm)

(SEC I.D. No. 8-66577)

EZE CASTLE TRANSACTION SERVICES LLC
(A Wholly Owned Subsidiary of Eze Castle Software LLC)

Table of Contents



KPMG LLP
Two Financial Center
60 South Street
Boston, MA 02111

Report of Independent Registered Public Accounting Firm

The Member and Board of Managers of
Eze Castle Transaction Services LLC:

We have audited the accompanying statement of financial condition of Eze Castle Transaction Services LLC as of December 31, 2014 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Eze Castle Transaction Services LLC as of December 31, 2014, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Boston, Massachusetts
February 24, 2015

EZE CASTLE TRANSACTION SERVICES LLC
(A Wholly Owned Subsidiary of Eze Castle Software LLC)

Statement of Financial Condition

December 31, 2014

Assets

Cash and cash equivalents	$	2,672,337
Receivables from brokers and dealers and unbilled revenue, net of allowance of $503,640		18,013,063
Other assets		25,878
Total assets	$	20,711,278

Liabilities and Member's Equity

Liabilities:		
Accounts payable and other accrued expenses	$	434,846
Due to affiliates		50,705
Total liabilities		485,551
Member's equity		20,225,727
Total liabilities and member's equity	$	20,711,278

See accompanying notes to Statement of Financial Condition.

EZE CASTLE TRANSACTION SERVICES LLC

(A Wholly Owned Subsidiary of Eze Castle Software LLC)

Notes to Statement of Financial Condition

December 31, 2014

(1) Organization and Description of Business

Eze Castle Transaction Services LLC (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934. The Company supplies sell-side brokers with Financial Information eXchange ("FIX") connectivity services for the transmittal and receipt of trading-related messages between the brokers' order management system or other electronic order collection systems and the Eze OMS, a software application developed and licensed to buy-side asset managers by Eze Castle Software LLC ("ECS" or "Parent"). Trading messages are sent through electronic connections whether physical, logical, virtual, or sponsored, and including, but not limited to, connections established for orders, indications of interest, notice of execution, drop copies, and connections staged via a third-party intermediary, between buy-side clients and sell-side brokers. The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). FINRA serves as the Company's self-regulatory organization.

The Company is a wholly owned subsidiary of ECS. ECS is a wholly owned subsidiary of Eze Software Group LLC ("Group").

(2) Significant Accounting Policies

The statement of financial condition ("financial statement") has been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") and codified in the Accounting Standards Codification ("ASC"), as set forth by the Financial Accounting Standards Board ("FASB"). Significant accounting policies are as follows:

(a) Use of Estimates

The preparation of the financial statement, in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the amounts reported in the financial statement and accompanying notes. Actual results could differ from those estimates.

(b) Revenue Recognition

Connectivity and Transmission Support Revenue

The Company earns its fees from sell-side brokers for facilitating the transmittal and receipt of trading-related messages to and from the brokers' buy-side clients. Contracts with broker-dealer customers stipulate the calculation of fees, which are generally transactionally based and may include provisions for flat fees for certain connections. Revenue is recognized upon transmission for transactional calculations or ratably over the billing period for flat fees, provided that persuasive evidence of the arrangement exists, services have been rendered, related fees are fixed or determinable, and collection of the related receivable is reasonably assured. Fees are billed monthly in arrears, but accrued as earned. Earned but unbilled fees are included in receivables from brokers and dealers and unbilled revenue on the statement of financial condition. The Company adjusts revenue in situations where client concessions, rebates, or volume-based discounts may be offered. Revenue is only recognized if the estimates of such modifications can be reasonably and reliably determined. The Company bases its estimates on historical results taking into consideration the type of client, the type of transaction and the specifics of each arrangement.

3 (Continued)

(c) **Cash and Cash Equivalents**

All unrestricted highly liquid investments with initial or remaining maturities of less than 90 days at the time of purchase are considered cash and cash equivalents. These investments include demand deposits, money market accounts, and U.S. Treasury bills.

(d) **Allowance for Doubtful Accounts**

The allowance for doubtful accounts is based on the Company's assessment of the collectability of receivables from brokers and dealers and unbilled revenue. The Company considers factors such as historical experience, credit quality, age of balances, and current economic conditions that may affect collectability in determining the allowance for doubtful accounts.

(e) **Fair Value of Financial Instruments**

The carrying amounts reported on the statement of financial condition for cash and cash equivalents approximate fair value based on the on-demand nature of cash and the short-term maturity and the daily pricing mechanisms of cash equivalents. Other assets and liabilities with short and intermediate-term maturities and defined settlement amounts, including receivables, payables, and accrued liabilities, are reported at their contractual amounts, which approximate fair value.

(f) **Other Assets**

Other assets consist primarily of prepaid expenses.

(g) **Income Taxes**

The Company is a single member limited liability company and is treated as a disregarded entity for federal, state, and local income tax purposes. The Company's income tax provision is calculated in accordance with the tax sharing agreement ("TSA") between Group and the Company, which specifies that the Company is responsible for a portion of Group's income tax expense based on the Company's apportioned income in each jurisdiction. Group, as the taxpayer of record, is responsible for payment of state and local income taxes to the taxing authorities. There is no federal income tax liability because the Company's single member, Group, is a partnership for U.S. tax purposes. A partnership is generally not subject to federal, state, or local income taxes with the exception of certain unincorporated business taxes and minimum state taxes. For federal and state income tax purposes, the ultimate members of Group are responsible for reporting their allocable share of the Company's income, gain, losses, deductions, and credits on their tax return. The Company also had no state income or unincorporated business tax expense in the current year.

(3) Financial Instruments

All financial instruments are measured and reported on a fair value basis. The ASC defines fair value and establishes a framework for measuring fair value, as well as a fair value hierarchy based on inputs used to measure fair value.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

(Continued)

Fair Value Hierarchy

Financial assets and liabilities are classified based on inputs used to establish fair value as follows:

Level 1:   Valuation inputs are unadjusted quoted market prices for identical assets or liabilities in active markets

Level 2:   Valuation inputs are quoted prices for identical assets or liabilities in markets that are not active, quoted market prices for similar assets and liabilities in active markets and other valuation techniques utilizing observable inputs directly or indirectly related to the asset or liability being measured

Level 3:   Valuation techniques utilize inputs that are unobservable and significant to the fair value measurement.

At December 31, 2014, the Company did not own any financial assets or liabilities other than cash and cash equivalents or other assets and liabilities with short and intermediate term maturities and defined settlement amounts. Per the Company's accounting policies (note 2), the carrying amounts of cash and other assets and liabilities with defined settlement amounts are reported at their contractual amounts, which approximates fair value.

(4) Related-Party Transactions

In the normal course of business, the Company enters into related-party transactions with affiliates, including ECS, and certain other affiliated entities.

Under the Connectivity Services Agreement ("CSA") with ECS, the Company agrees to pay ECS a partnership fee for the support services and related technology rights provided to the Company in order for it to render FIX connectivity services. The fees charged by ECS are calculated based upon a flat fee and the eligible number of FIX connections as determined by the CSA.

Under the Servicing Agreement with ECS and Group, ECS and Group assist the Company by providing it with certain administrative and other services and, in turn, the Company agrees to pay ECS a monthly servicing fee to cover such expenses. The service fees charged by ECS are determined through calculated allocations.

At December 31, 2014, the Company owed ECS $50,225 relating to the CSA and Servicing Agreement reflected in due to affiliates on the statement of financial condition.

(5) Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"), which requires that the Company maintain minimum net capital, as defined thereunder, of one-fifteenth of aggregate indebtedness, as defined thereunder, or $5,000, whichever is greater. At December 31, 2014, the Company had net capital of $2,146,786, which was $2,114,416 in excess of its minimum net capital requirement of $32,370. The Company's aggregate indebtedness to net capital ratio was 0.23 to 1.

Advances to affiliates, repayment of borrowings, distributions, dividend payments, and other equity withdrawals are subject to certain notification and other requirements of Rule 15c3-1 and other regulatory bodies.

The Company is exempt from the provisions of Rule 15c3-3 pursuant to paragraph k(1) under the Securities Exchange Act of 1934 as it does not hold funds or securities of its customers and conducts limited business.

(6)   Commitments and Contingencies

The Company is involved in legal proceedings concerning matters arising in connection with the conduct of the Company's businesses. The Company believes, based on currently available information and advice of counsel, that the results of such proceedings, in the aggregate, will not have a material adverse effect on the Company's financial statement. The Company intends to defend itself vigorously against all claims asserted in these matters.

(7)   Concentration of Credit Risk

The Company may maintain cash and cash equivalents at financial institutions in excess of federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to significant credit risks.

(8)   Guarantees

In the ordinary course of business, the Company enters into standard indemnification agreements. Pursuant to these agreements, the Company indemnifies, holds harmless, and agrees to reimburse the indemnified party for certain losses suffered or incurred by the indemnified party, generally the Company's business partners or customers, in connection with certain claims by any third party with respect to the Company's products or services. The term of these indemnification agreements is generally perpetual any time after execution of the agreement. The maximum potential amount of future payments the Company could be required to make under these indemnifications agreements is unlimited. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statement for these indemnifications.

At December 31, 2014, Group and Eze Castle Software, Inc. ("Eze Inc."), had $501,318,781 of debt outstanding. ECS's ownership interest in the Company was pledged as security against the debt.

(9)   Subsequent Events

The Company makes regular distributions to ECS based on estimated monthly profits. The distribution paid in January 2015 was $2,900,000.

The Company has evaluated all subsequent events through February 24, 2015 the date of issuance of the financial statement and has determined that no other subsequent events have occurred that would require disclosure in the financial statement or accompanying notes.

EZE CASTLE TRANSACTION SERVICES LLC
(A Wholly Owned Subsidiary of Eze Castle Software LLC)

Exemption Report Pursuant to Securities and Exchange Commission Rule 15c3-3

December 31, 2014

(With Report of Independent Registered Public Accounting Firm)

(SEC I.D. No.8-66577)

EZE CASTLE TRANSACTION SERVICES LLC
(A Wholly Owned Subsidiary of Eze Castle Software LLC)

Table of Contents



KPMG LLP
Two Financial Center
60 South Street
Boston, MA 02111

Report of Independent Registered Public Accounting Firm

The Member and Board of Managers of
Eze Castle Transaction Services LLC:

We have reviewed management's statements included in the accompanying Exemption Report Pursuant to Securities and Exchange Commission Rule 15c3-3 (the Exemption Report), in which (1) Eze Castle Transaction Services LLC (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(1) (the exemption provision); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2014 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph k(1) of 17 C.F.R. § 240.15c3-3 (k) under the Securities Exchange Act of 1934.

KPMG LLP

Boston, Massachusetts
February 24, 2015

EZE CASTLE TRANSACTION SERVICES LLC
(A Wholly Owned Subsidiary of Eze Castle Software LLC)

Exemption Report

December 31, 2014

Eze Castle Transaction Services LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of paragraph k(1) of 17 C.F.R. § 240.15c3-3 (k), as the Company does not hold funds or securities of its customers and conducts limited business.

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Eze Castle Transaction Services LLC

I, David Quinlan, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

David Quinlan
President

February 24, 2015